Exhibit 16.1

McGladrey & Pullen, LLP Certified Public Accountants 80 City Square Boston, MA 02129-3742 O 617.912.9050 F 617.912.9051 www.mcgladrey.com

April 13, 2011

Securities and Exchange Commission

Washington, D.C. 20549

Commissioners:

We have read Ezenia!, Inc.’s statements included in the second, third and fourth paragraphs under Item 4.01 of its Form 8-K filed on April 13, 2011 and we agree with such statements concerning our firm. We have no basis to agree or disagree with the other statements included in such Form 8-K.

McGladrey & Pullen, LLP

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients’ business needs. The two firms operate as separate legal entities in an alternative practice structure.	Member of RSM International network, a network of independent accounting, tax and consulting firms.